UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36867

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ACTAVIS, INC. 401(K) PLAN

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLERGAN PLC

1 Grand Canal Square,

Docklands Dublin 2,

Ireland

Actavis, Inc. 401(k) Plan

Index to Financial Statements

and Supplemental Schedules

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Actavis, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Actavis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 and the schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2014 and the schedule of delinquent participant contributions for the year ended December 31, 2014 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

Iselin, New Jersey

June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Actavis, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Actavis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Irvine, California

June 25, 2014

Actavis, Inc. 401(k) Plan

Statements of Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets

Cash and cash equivalents	$—	$947
Investments, at fair value
Participant directed investments	612,647,323	471,798,545

Total investments	612,647,323	471,799,492

Notes receivable from participants	12,203,419	10,056,312

Contributions receivable
Company	4,022,029	2,664,245
Participant	1,024,938	1,010,302

Total contributions receivable	5,046,967	3,674,547

Net assets available for benefits, at fair value	$629,897,709	$485,530,351

See accompanying Notes to Financial Statements.

Actavis, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets
Investment income
Interest, dividend and other income	$17,731,570	$8,194,241
Net appreciation in fair value of investments	40,588,762	83,802,512

Total investment income	58,320,332	91,996,753

Interest income from notes receivable from participants	462,699	416,670
Contributions
Company	49,688,752	29,276,441
Participant	59,137,848	36,288,728
Rollover	41,124,336	19,189,491

Total contributions	149,950,936	84,754,660

Total additions to net assets	208,733,967	177,168,083

Deductions from net assets
Benefits paid to participants (including deemed distributions)	(64,302,414)	(36,948,684)
Administrative expenses	(64,195)	(91,432)

Total deductions from net assets	(64,366,609)	(37,040,116)

Net increase to net assets	144,367,358	140,127,967
Net assets available for benefits
Beginning of year	485,530,351	345,402,384

End of year	$629,897,709	$485,530,351

See accompanying Notes to Financial Statements.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Description of Plan

The following description of the Actavis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan was amended to change the name of the Plan to the Actavis, Inc. 401(k) Plan effective on January 24, 2013. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefits Committee of the Company (the “Plans Committee”).

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).

The Plan Trustee and Custodian is Charles Schwab Bank.

Plan Sponsor

In 1985 the Company was incorporated under the name Watson Pharmaceuticals, Inc. On January 24, 2013, the Company began trading under a new symbol — ACT — on the New York Stock Exchange and changed its name to Actavis, Inc. pursuant to its acquisition of the Actavis Group. On October 1, 2013, in connection with the Transactions (defined below), the Company was renamed Actavis plc. In connection with the Allergan Acquisition (defined below), the Company changed its name from Actavis plc to Allergan plc. Actavis plc’s ordinary shares were traded on the NYSE under the symbol “ACT” until the open of trading on June 15, 2015, at which time Actavis plc changed its corporate name to “Allergan plc” and changed its ticker symbol to “AGN.”

Allergan plc (formerly known as Actavis plc and Actavis Limited) was incorporated in Ireland on May 16, 2013 as a private limited company and re-registered effective September 18, 2013 as a public limited company. On October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc., Warner Chilcott, Actavis plc, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”), (i) Actavis plc acquired Warner Chilcott (the “Warner Chilcott Acquisition”) and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Merger” and, together with the Warner Chilcott Acquisition, the “Transactions”). Following the consummation of the Transactions, Actavis, Inc. and Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc Ordinary Share. In connection with the acquisition, Warner Chilcott terminated its 401(k) plan on September 30, 2013. Eligible employees were immediately enrolled in the Actavis 401(k) Plan and began participating immediately. Participants were required to take a distribution from the Warner Chilcott Plan, or rollover to an IRA or to Actavis, Inc.’s 401(k) Plan.

On March 17, 2015, the Company acquired Allergan, Inc. (the “Allergan Acquisition”). The Allergan Acquisition had no impact on the Plan in the year ended December 31, 2014.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

On July 1, 2014, Actavis plc acquired Forest Laboratories, Inc. (“Forest”). At the effective time of the acquisition, Forest employees became eligible to participate in the Plan.

On July 2, 2014, Forest acquired Furiex Pharmaceuticals, Inc. (“Furiex”). At the effective time of the acquisition, Furiex employees became eligible to participate in the Plan.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants are 50% vested in Company matching contributions and discretionary profit sharing contribution and related earnings after one year and 100% vested after two years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions and Eligibility

Participants may contribute up to 75% of pre-tax and/or after tax of his or her eligible pay up to the Internal Revenue Service (“IRS”) limit. In addition, participants may make rollover contributions from all other qualified plans. The Company does not require that eligible employees attain a minimum age before they can begin participating in the Plan.

Upon meeting eligibility requirements to participate in the Plan, employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% for both regular pay and performance-based bonus compensation, unless the employee affirmatively elects a different rate. Deferral rates for these participants automatically increase by 1% of eligible compensation annually, every April 1, until it reaches a contribution rate of 8% of your eligible compensation.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Effective January 1, 2012, the Company matches 100% of the first 8% of participant contributions up to the IRS limit. In addition to the matching contributions, the Company may also elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2014 or 2013.

Contributions are subject to regulatory limitations.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Notes receivable from participants’ interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans’ Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2014, the rates of interest on outstanding loans ranged from 4.25% to 8.25% with various maturities through December 2029. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $5,000 up until age 70  1⁄2, at which a time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. To the extent an account is vested in the Allergan plc Stock Fund (as of December 31, 2014 the Actavis plc Company Stock Fund), payment of all or part of that amount may be made in shares of Allergan plc stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1/2. The Company will allow hardship withdrawals for the following additional IRS events:

•	Medical care expenses previously incurred by the employee, the employee’s spouse, or any dependents of the employee or if necessary for these persons to obtain medical care;

•	Costs directly related to the purchase of a principal residence for the employee (excluding mortgage payments);

•	Payment of tuition, related educational fees, and room and board expenses, for the next 12 months of post-secondary education for the employee, or the employee’s spouse, children or dependents;

•	Payments necessary to prevent the eviction of the employee from the employee’s principal residence or foreclosure on the mortgage on that residence;

•	Funeral expenses for the employee’s deceased parent, spouse, child and dependent; or

•	Certain expenses relating to the repair of damage to the employee’s principal residence

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $144,000 and $38,000 of forfeited nonvested accounts were used to reduce administrative expenses and Company matching contributions in the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, forfeited nonvested accounts totaled approximately $424,000 and $162,000, respectively.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Administrative Expenses

To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations were paid by the Company in the year ended December 31, 2014 and by the Plan in the year ended December 31, 2013.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their company contributions and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investment. Accordingly, the valuation of investments at December 31, 2014 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Investment Valuation and Income Recognition

The Plan’s investments were reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. If available, quoted market prices are used to value investments.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

The Actavis plc Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan’s collective trust funds are valued at their respective net asset values as reported by the investment manager using the audited financial statements of the trusts at year end.

The Funds seek to provide total return for investors retiring approximately at or near the target year, which correspond to target retirement dates between 2010 and 2055 in five-year increments.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation/depreciation in value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Payments to participants are recorded when paid.

Recent Accounting Pronouncements

In May, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. For public business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan has chosen not to early adopt ASU 2015-07.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2014	2013
Actavis plc Company Stock Fund	$83,052,578	$44,321,137
Schwab S&P 500 Index Fund	53,637,720	41,735,794
Aston/Fairpointe Mid Cap	43,023,313	40,622,445
Federated Government Obligations	41,291,909	42,282,205
T. Rowe Price Small Cap Stock	36,677,340	34,512,650
Schwab Managed Retirement 2035 Class III	33,431,566	*
Schwab Managed Retirement 2025 Class III	33,423,445	26,700,126
T. Rowe Price Growth Stock Fund	33,391,582	28,802,834
PIMCO Total Return Fund	*	29,630,713
Dodge & Cox International	*	23,663,937

*	is not greater than 5%

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

For the years ended December 31, 2014 and 2013, the Plan’s investments (including realized gains and losses on investments bought and sold during the year and unrealized appreciation and depreciation on investments held at year end) increased (decreased) in fair value as follows:

2014
Mutual funds	$3,213,732
Collective trust funds	10,903,984
Actavis plc Company Stock Fund	26,471,046

Net appreciation in fair value of investments	$40,588,762

2013
Mutual funds	$42,791,873
Collective trust funds	19,705,179
Actavis plc Company Stock Fund	21,305,460

Net appreciation in fair value of investments	$83,802,512

4.	Related Party and Party in Interest Transactions

For the years ended December 31, 2014 and 2013, the plan assets included investments in funds managed by Charles Schwab Bank who acts as the Plan trustee and custodian. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $64,195 and $53,050 to Charles Schwab Bank in fees and expenses for the years ended December 31, 2014 and 2013, respectively. Broker commission fees for the Actavis plc Company Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Actavis plc Company Stock Fund are paid directly by the Company.

The value of the Actavis plc Company Stock Fund is $83,052,578 and $44,321,137 at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, there were 1,004,628 and 819,093 units of the Actavis plc Company Stock Fund, respectively. The Plan made purchases and sales of the Actavis plc Company Stock Fund during the years ended December 31, 2014 and 2013.

5.	Tax Status

The IRS has determined and informed the Company by letter dated December 3, 2013, that the Plan and its underlying Trust are designed in accordance with the applicable sections of the IRC, and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the IRC.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Fair Value Measurement

The FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2014 and 2013. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Actavis plc Company Stock Fund - Valued at the closing price reported on the active market plus any cash on hand in the fund. The Actavis plc Company Stock Fund contained $82,467,555 of Actavis plc common stock and $585,023 of cash equivalents as of December 31, 2014. The Actavis plc Company Stock Fund contained $44,159,679 of Actavis plc common stock and $161,458 of cash equivalents as of December 31, 2013.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end using prices quoted by the relevant pricing agent. Mutual funds held by the Plan are deemed to be actively traded.

The following is a list of investments in the Plan and their respective mutual fund company imposed trading policy:

T. Rowe Price Growth Stock – if the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 30 days.

T. Rowe Price Small-Cap Stock – if the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 30 days.

Vanguard Total Bond Market Index I – if the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 60 days.

Vanguard Extended Market Index I – if the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 60 days.

Vanguard Windsor II Admiral – if the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 60 days.

The following is a list of mutual funds with their associated redemptions fees:

Fidelity Spartan International Index has a 1.00% redemption fee on sale transaction(s) associated with a purchase(s) made within the last 90 calendar days.

Schwab S&P 500 Index Fund has a 2.00% redemption fee on sale transaction(s) associated with a purchase(s) made within the last 30 calendar days.

Collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Galliard Return Income Fund, a 12 month written request may be required prior to the designated valuation date.

Cash and cash equivalents - The Company considers all highly liquid investments and demand deposits in banks and financial institutions with an initial maturity of ninety days or less to be cash equivalents.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Fair Value Measurements as of December 31, 2014 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$198,084,728	$—	$198,084,728	$—
Income funds	8,563,470	—	8,563,470	—

Mutual funds:
Large value funds	19,935,248	19,935,248	—	—
Large blend funds	85,619,508	85,619,508	—	—
Large growth funds	33,391,582	33,391,582	—	—
Mid blend funds	65,914,994	65,914,994	—	—
Small growth funds	36,677,340	36,677,340	—	—
Fixed income funds	81,407,875	81,407,875	—	—
Actavis plc Company Stock Fund	83,052,578	83,052,578	—	—

	$612,647,323	$405,999,125	$206,648,198	$—

	Fair Value Measurements as of December 31, 2013 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$139,217,570	$—	$139,217,570	$—
Income funds	7,023,845	—	7,023,845	—

Mutual funds:
Large value funds	13,880,356	13,880,356	—	—
Large blend funds	69,447,892	69,447,892	—	—
Large growth funds	28,802,834	28,802,834	—	—
Mid blend funds	57,979,221	57,979,221	—	—
Small growth funds	34,512,650	34,512,650	—	—
Fixed income funds	76,613,040	76,613,040	—	—
Actavis plc Company Stock Fund	44,321,137	44,321,137	—	—

	$471,798,545	$325,557,130	$146,241,415	$—

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

7.	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

8.	Delinquent Contributions

As disclosed in the accompanying supplemental schedule, certain employee deferrals were not remitted to the Plan within the timeframe required by the Department of Labor. The Company will remit any related lost earnings to the affected participants.

9.	Subsequent Events

On March 17, 2015, Actavis plc merged with Allergan Inc. (“Allergan’). At the effective time of the merger, Allergan employees remained in their own retirement benefit plan. The intention of the Plan sponsor is to merge the two plans in early 2016.

In connection with the Allergan Acquisition, the Company changed its name from Actavis plc to Allergan plc. Actavis plc’s ordinary shares were traded on the NYSE under the symbol “ACT” until the open of trading on June 15, 2015, at which time Actavis plc changed its corporate name to “Allergan plc” and changed its ticker symbol to “AGN.”

Actavis, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current Value
Common stock:
*	Actavis plc Company Stock Fund	Company Stock Fund		$83,052,578
Mutual funds:
	Bond funds:
		Federated Government Obligations		41,291,909
	PIMCO	PIMCO Total Return Fund		31,174,679
	Vanguard	Vanguard Total Bond Market Index		8,941,287

				81,407,875

	Stock funds:
*	Schwab	Schwab S&P 500 Index Fund		53,637,720
	Aston	Aston/Fairpointe Mid Cap		43,023,313
	Dodge & Cox	Dodge & Cox International Stock		26,604,280
	Fidelity	Fidelity Spartan International Index		5,377,508
	T Rowe Price	T Rowe Price Growth Stock Fund		33,391,582
	T Rowe Price	T Rowe Price Small Cap Stock Fund		36,677,340
	Vanguard	Vanguard Windsor II Admiral		19,935,248
	Vanguard	Vanguard Extended Market Index		22,891,681

				241,538,672

Collective Trust Funds
*	Schwab	Galliard Return Income Fund Class 35		8,563,470
*	Schwab	Schwab Managed Return 2010 Class III		2,100,549
*	Schwab	Schwab Managed Return 2015 Class III		13,824,444
*	Schwab	Schwab Managed Return 2020 Class III		19,766,422
*	Schwab	Schwab Managed Return 2025 Class III		33,423,445
*	Schwab	Schwab Managed Return 2030 Class III		27,815,864
*	Schwab	Schwab Managed Return 2035 Class III		33,431,566
*	Schwab	Schwab Managed Return 2040 Class III		28,386,090
*	Schwab	Schwab Managed Return 2045 Class III		24,683,448
*	Schwab	Schwab Managed Return 2050 Class III		11,470,318
*	Schwab	Schwab Managed Return 2055 Class III		424,283
*	Schwab	Schwab Managed Return Income Class III		2,758,299

				206,648,198

*Participant Loans		Varying maturity dates, interest ranging from 4.25% to 8.25% per annum		12,203,419

				$624,850,742

*	Party-in-interest for which a statutory exemption exists.
**	Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Actavis, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions

December 31, 2014

Participant Contributions transferred late to the plan			Check here if participant loan repayments are included	Contributions not corrected	Contributions corrected outside the VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date Remitted
$ 2,732	12/30/2013	6/5/2014		$—	$2,732	$—	$—
3,114	12/31/2014	1/23/2015		—	3,114	—	—
2,442	various	—		—	2,442	—	—

$ 8,288				$—	$8,288	$—	$—

Actavis, Inc. 401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Actavis, Inc. 401(k) Plan
By:	Allergan plc as Plan Administrator

By:	/s/ KAREN LING
Karen Ling
Chairperson, Employee Benefit Plans Committee

Dated: June 26, 2015

Actavis, Inc. 401(k) Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm